EXHIBIT 3.1

ARTICLES OF INCORPORATION

OF

COUNTRYSIDE REVIEW INC.

FIRST

The name of the corporation is COUNTRYSIDE REVIEW INC.

SECOND

Its principal office in the state of Nevada is located at 2267 Aria Drive, Henderson, Nevada 89052. The name and address of its resident agent is Pacific Corporate Services, Inc., 2267 Arissa Drive, Henderson, Nevada 89052.

THIRD

The purpose or purposes for which the corporation is organized:

To engage in and carry on any lawful business activity or trade, and any activities necessary, convenient, or desirable to accomplish such purposes, not forbidden by law or by these articles of incorporation.

FOURTH

The amount of the total authorized capital stock of the corporation is Two Thousand Dollars ($2,000.00) consisting of Two Hundred Million (200,000,000) shares of common stock of the par value of $0.00001 each.

FIFTH

The governing board of this corporation shall be known as directors, and the number of directors may from time to time be increased or decreased in such manner as shall be provided by the bylaws of this corporation.

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